Exhibit 3.2d

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF STEEL DYNAMICS, INC.

October 17, 2018

Section 3.2 of the Amended and Restated Bylaws of Steel Dynamics, Inc. is hereby amended and replaced as follows:

“Section 3.2.  Number.  The current number of directors of the Corporation is twelve (12).  The number of directors of the Corporation may be increased or decreased by amendment of this Section 3.2, which amendment shall state the new number of the directors, but no decrease shall shorten the term of an incumbent director.  Directors need not be shareholders.  Directors shall be elected at each annual meeting of the shareholders or at a special meeting called for that purpose.”